Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the periods presented. The following table sets forth our deficiency of earnings to cover fixed charges.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$33,060	$40,680	$41,362	$38,779	$24,778
Interest portion of rental expense	721	755	886	935	2,948
Total fixed charges	$33,781	$41,435	$42,248	$39,714	$27,726
Earnings available for fixed charges:
Net loss before income taxes	$(70,222)	$(161,744)	$(261,297)	$(238,192)	$(145,335)
Fixed charges per above	33,781	41,435	42,248	39,714	27,726
Total earnings available for fixed charges	$(36,441)	$(120,309)	$(219,049)	$(198,478)	$(117,609)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(70,222)	$(161,744)	$(261,297)	$(238,192)	$(145,335)
Interest expense and Net loss before income taxes have been revised to reflect the correction of the accounting for non-cash interest expense associated with the 2019 Notes. See “Note 1 - Organization and Summary of Significant Accounting Policies - Correction of an Immaterial Error” in the Notes to the Condensed Consolidated Financial Statements for additional information on the correction.